The Lion Electric Company
Condensed Interim Consolidated
Financial Statements
As at September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020

The Lion Electric Company

Consolidated Statements of Financial Position
As at September 30, 2021 and December 31, 2020
(Unaudited, In US dollars)

	Notes	September 30, 2021	December 31, 2020
		$	$
ASSETS
Current
Cash		317,846,724	—
Inventories		89,801,661	38,073,303
Accounts receivable		29,797,304	18,505,072
Prepaid expenses		6,415,737	1,078,148
Current assets		443,861,426	57,656,523
Non-current
Property, plant and equipment		13,594,841	5,446,807
Right-of-use assets	7	10,480,072	7,498,724
Intangible assets		68,985,267	42,090,843
Contract asset	9	14,043,628	14,327,709
Non-current assets		107,103,808	69,364,083
Total assets		550,965,234	127,020,606

LIABILITIES
Current
Bank indebtedness and other indebtedness		10,512,351	28,733,983
Trade and other payables		41,547,007	12,404,614
Current portion of share-based compensation liability	10	—	35,573,558
Current portion of long-term debt		2,699,301	26,699,276
Current portion of lease liabilities	7	2,372,034	1,814,635
Current liabilities		57,130,693	105,226,066
Non-current
Share-based compensation liability	10	—	35,126,025
Long-term debt		67,441	118,539
Convertible debt instruments	11	—	18,866,890
Lease liabilities	7	8,485,890	5,904,473
Share warrant obligations	9	152,461,774	31,549,033
Common shares, retractable	5	—	25,855,509
Non-current liabilities		161,015,105	117,420,469
Total liabilities		218,145,798	222,646,535
SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital		411,691,748	32,562,541
Conversion options on convertible debt instruments, net of tax	11	—	1,472,520
Contributed surplus		125,792,599	—
Deficit		(198,021,437)	(126,430,406)
Cumulative translation adjustment		(6,643,474)	(3,230,584)
Total shareholders' equity (deficiency)		332,819,436	(95,625,929)
Total shareholders' equity (deficiency) and liabilities		550,965,234	127,020,606

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

The Lion Electric Company

Consolidated Statements of Earnings (Loss) and Comprehensive Earnings (Loss)
For the three and nine months ended September 30, 2021 and 2020
(Unaudited, In US dollars)

	Notes	Three months ended		Nine months ended
		September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
		$	$	$	$
Revenue		11,925,381	2,612,522	34,839,798	9,918,436
Cost of sales		13,152,702	3,144,848	36,974,147	10,458,064
Gross profit		(1,227,321)	(532,326)	(2,134,349)	(539,628)

Administrative expenses	10	9,969,149	26,689,652	66,241,280	28,595,968
Selling expenses	10	5,208,478	9,103,547	22,930,325	11,569,397
Transaction costs		—	—	13,654,851	—
Operating loss		(16,404,948)	(36,325,525)	(104,960,805)	(40,704,993)

Finance costs	12	229,494	1,838,594	7,138,518	5,603,117
Foreign exchange (gain) loss		(1,223,617)	868,016	(1,299,708)	(283,061)
Change in fair value of share warrant obligations	9	(138,423,798)	(444,061)	(39,208,584)	(444,061)
Net earnings (loss) for the period		123,012,973	(38,588,074)	(71,591,031)	(45,580,988)
Other comprehensive earnings (loss)
Item that will be subsequently reclassified to net earnings (loss)
Foreign currency translation adjustment		1,033,693	(601,838)	(3,412,890)	(754,977)
Comprehensive earnings (loss) for the period		124,046,666	(39,189,912)	(75,003,921)	(46,335,965)

Earnings (loss) per share
Basic earnings (loss) per share	13	0.65	(0.35)	(0.47)	(0.41)
Diluted earnings (loss) per share	13	0.60	(0.35)	(0.47)	(0.41)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

The Lion Electric Company

Consolidated Statements of Changes in Equity
For the nine months ended September 30, 2021 and 2020
(Unaudited, In US dollars, except for number of shares)

	Notes	Number of shares	Share capital	Contributed surplus	Conversion options	Deficit	Cumulative translation adjustment	Total equity (deficiency)
			$	$	$	$	$	$
Balance at January 1, 2021		110,551,314	32,562,541	—	1,472,520	(126,430,406)	(3,230,584)	(95,625,929)
Transfer from share-based compensation liability	10	—	—	130,276,188	—	—	—	130,276,188
Transfer of retractable common shares from liability	5	17,994,857	29,072,804	—	—	—	—	29,072,804
Share-based compensation	10	—	—	10,072,159	—	—	—	10,072,159
Shares issued pursuant to exercise of stock options	10	970,000	15,280,347	(14,555,748)	—	—	—	724,599
Issuance of shares through private placement	5	20,040,200	197,651,681	—	—	—	—	197,651,681
Redemption of conversion option on convertible debt instruments	5,11	—	—	—	(1,472,520)	—	—	(1,472,520)
Issuance of shares upon business combination transaction	5	39,911,231	137,124,375	—	—	—	—	137,124,375
Net loss for the period		—	—	—	—	(71,591,031)	—	(71,591,031)
Other comprehensive loss
Foreign currency translation adjustment		—	—	—	—	—	(3,412,890)	(3,412,890)
Balance at September 30, 2021		189,467,602	411,691,748	125,792,599	—	(198,021,437)	(6,643,474)	332,819,436

Balance at January 1, 2020		110,551,314	32,562,541	—	—	(29,078,739)	1,400,289	4,884,091
Issuance of convertible debt instruments	11	—	—	—	1,472,520	—	—	1,472,520
Net loss for the period		—	—	—	—	(45,580,988)	—	(45,580,988)
Other comprehensive loss
Foreign currency translation adjustment		—	—	—	—	—	(754,977)	(754,977)
Balance at September 30, 2020		110,551,314	32,562,541	—	1,472,520	(74,659,727)	645,312	(39,979,354)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

The Lion Electric Company

Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2021 and 2020
(Unaudited, In US Dollars)

	Three months ended		Nine months ended
	Sep 30, 2021	Sep 30, 2020	Sep 30, 2021	Sep 30, 2020
	$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss) for the period	123,012,973	(38,588,074)	(71,591,031)	(45,580,988)
Non-cash items:
Amortization – property, plant and equipment	413,580	190,643	1,087,848	444,325
Amortization – right-of-use assets (note 7)	705,811	370,850	1,794,912	1,060,659
Amortization – intangible assets	249,414	148,955	733,803	243,930
Amortization – contract asset (note 9)	—	—	284,625	—
Stock-based compensation (note 10)	5,996,191	32,851,926	66,001,039	33,388,010
Accretion expense on common shares, retractable (note 12)	—	1,049,097	2,031,863	3,427,772
Accretion and revaluation expense on balance of purchase price payable related to the acquisition of the dealership rights (note 12)	(58,723)	39,611	228,121	449,308
Accretion expense on convertible debt instruments (note 12)	—	249,816	2,503,097	351,597
Change in fair value of share warrant obligations (note 9)	(138,423,798)	(444,061)	(39,208,584)	(444,061)
Unrealized foreign exchange loss (gain)	201,818	(399,246)	(232,551)	(216,260)
Net change in non-cash working capital items (note 14)	(22,842,689)	(2,359,868)	(45,095,632)	(8,415,458)
Cash flows used in operating activities	(30,745,423)	(6,890,351)	(81,462,490)	(15,291,166)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(4,991,385)	(687,389)	(9,388,107)	(1,984,970)
Acquisition of intangible assets	(9,480,960)	(4,415,914)	(26,647,917)	(9,693,729)
Government assistance related to intangible assets	169,239	(916,260)	1,946,554	306,727
Cash flows used in investing activities	(14,303,106)	(6,019,563)	(34,089,470)	(11,371,972)
FINANCING ACTIVITIES
Net change in credit facilities	—	(9,659,001)	(16,262,610)	(4,535,153)
Loans on research and development tax credits receivable and subsidies receivable	—	9,608,300	—	9,608,300
Repayment of loans on research and development tax credits and subsidies receivable	—	(2,629,718)	(2,745,712)	(2,629,718)
Increase in long-term debt	—	753,050	15,775,473	7,589,944
Repayment of long-term debt	(75,138)	—	(41,480,736)	(990,240)
Repayment of convertible debt instruments	—	—	(23,903,068)	—
Payment of lease liabilities (note 7)	(629,978)	(422,884)	(1,659,950)	(947,368)
Proceeds from issuance of convertible debt instruments, net of issuance costs	—	14,758,461	—	18,429,760
Proceeds from issuance of shares through private placement, net of issuance costs	—	—	197,651,681	—
Proceeds from the issuance of shares through exercise of stock options	670,205	—	724,599	—
Proceeds from issuance of shares through business combination transaction	—	—	308,232,870	—
Cash flows from (used in) financing activities	(34,911)	12,408,208	436,332,547	26,525,525
Effect of exchange rate changes on cash held in foreign currency	(1,374,045)	203,080	(2,842,787)	2,437
Net increase (decrease) in cash	(46,457,485)	(298,626)	317,937,800	(135,176)
Cash (bank overdraft), beginning of period	364,304,209	(4,658)	(91,076)	(168,108)
Cash (bank overdraft), end of period	317,846,724	(303,284)	317,846,724	(303,284)
Other information on cash flows related to operating activities:
Income taxes paid	—	—	—	—
Interest paid	242,176	1,234,101	4,243,019	2,025,049
Interest paid under lease liabilities	114,618	54,524	304,223	185,476

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020
(Unaudited, in US dollars, except number of shares)

1 - REPORTING ENTITY AND NATURE OF OPERATIONS
The principal activities of The Lion Electric Company ("Lion" or the "Company") and its subsidiaries (together referred to as the "Group") include design, development, manufacturing and distribution of purpose-built all-electric medium and heavy-duty urban vehicles including battery systems, chassis, bus bodies and truck cabins. The Group also distributes truck and bus parts and accessories.
The Company is incorporated under the Business Corporations Act (Quebec) and is the Group’s ultimate parent company. Its registered office and principal place of business is 921, chemin de la Riviere-du-Nord, Saint-Jerome, Quebec, Canada. These unaudited condensed interim consolidated financial statements ("financial statements") are as at September 30, 2021 and for the three and nine months ended September 30, 2021, and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity, and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol LEV.

2 - BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE WITH IFRS
These financial statements present the Group's consolidated financial position as at September 30, 2021 and December 31, 2020 as well as its consolidated earnings (loss) and comprehensive earnings (loss) for the three and nine months ended September 30, 2021 and 2020, the Group's cash flows for the three and nine months ended September 30, 2021 and 2020, and changes in equity for the nine months ended September 30, 2021 and 2020. These financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and are expressed in United States ("US") dollars for reporting purposes and should be read in conjunction with the Company’s fiscal 2020 audited consolidated financial statements. The functional currency of the Company and its subsidiaries is the Canadian dollar, except for NGA (defined further below in note 5) whose functional currency is the US dollar.
Certain information and footnote disclosures normally included in annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the IASB, have been omitted or condensed and therefore these financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2020. These financial statements reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020
(Unaudited, in US dollars, except number of shares)

2 - BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE WITH IFRS (CONTINUED)

The Company applied the same accounting policies in the preparation of these financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements for the year ended December 31, 2020. These financial statements have been approved for issue by the Board of Directors on November 10, 2021.

3 - NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED
Amendments to IAS 1, Presentation of Financial Statements
On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. The amendments will become effective for annual reporting periods beginning on or after January 1, 2023 and will be required to be applied retrospectively. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

4 - ESTIMATES
When preparing the financial statements, management undertakes a number of judgements, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management, and will seldom equal the estimated results.
The judgements, estimates and assumptions applied in the financial statements, including the key sources of estimation uncertainty, were the same as those applied in the Group’s last annual consolidated financial statements for the year ended December 31, 2020.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020
(Unaudited, in US dollars, except number of shares)

5 - BUSINESS COMBINATION, PLAN OF REORGANIZATION AND REGISTRATION STATEMENT
On May 6, 2021, the Company successfully completed its business combination and plan of reorganization (the “Transaction”) with Northern Genesis Acquisition Corp. (“NGA”), which was announced on November 30, 2020.
The Company treated the Transaction as a capital transaction equivalent to the issue of shares of the Company in exchange for the net monetary assets of NGA. The Transaction did not constitute a business combination as defined under IFRS 3, Business Combinations, as NGA is a non-operating entity that does not meet the definition of a business under IFRS 3. Accordingly, upon consummation of the Transaction, each outstanding share of NGA’s common stock held by an NGA stockholder was exchanged into one newly issued common share of the Company and each outstanding warrant to purchase shares of NGA’s common stock was converted into a warrant to acquire one common share of the Company, at a price of $11.50 per share. A total of 39,911,231 common shares were issued in exchange for the NGA common stock outstanding and 27,111,741 NGA warrants were converted into 27,111,741 warrants of the Company. Such warrants are classified as a liability and are measured at fair value. As a result, the Company consolidated the following as at the date of closing of the Transaction:
•Cash of $308,232,870
•Trade and other payables of $1,655,636
•Issued warrant liabilities with a fair value of $169,452,859
•Issued share capital of $137,124,375
As part of the closing of the Transaction, the Company filed articles of amendment and consolidation whereby such articles provided, amongst other things, for the creation of an unlimited number of preferred shares and a stock split of 1:4.1289 becoming effective on May 6, 2021. Accordingly, all shares, stock options, warrants and per share information presented in the financial statements have been adjusted to reflect the stock split on a retroactive basis for all periods presented.
In addition to the closing of the Transaction, a concurrent private placement for the issuance of 20,040,200 common shares (post share split) also closed for gross proceeds of $200,402,000 (or $10.00 per share), for net proceeds of $197,651,681 after the deduction of share issue costs. 17,994,857 retractable common shares having a carrying amount of $29,072,804 as at May 6, 2021 related to a repurchase (put) right in favor of shareholders were reclassified from non-current liabilities to equity at the closing of the Transaction, as the Company’s unanimous shareholders’ agreement was terminated in accordance with its terms effective as of closing of the Transaction and such repurchase rights did not become exercisable at or before the closing of the Transaction.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020
(Unaudited, in US dollars, except number of shares)

5 - BUSINESS COMBINATION, PLAN OF REORGANIZATION AND REGISTRATION STATEMENT (CONTINUED)

In connection with the Transaction, the Company also repaid its non-revolving term loans and revolving credit facility advances owed to the National Bank of Canada, and its convertible debt instruments with Investissement Québec.
In conjunction with the Transaction, the Company filed a F-4 registration statement and subsequent amendments with the Securities and Exchange Commission as well as a non-offering prospectus with the Canadian securities regulators and upon consummation of the Transaction and effective May 7, 2021, the Company was listed on the New York Stock Exchange and the Toronto Stock Exchange.

6 - ENTITY-WIDE DISCLOSURES
The Group has one reportable operating segment, the manufacturing and sales of electric vehicles in Canada and in the United States.
The Group's revenue from external customers are divided into the following geographical areas:

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	$	$	$	$
Canada	7,884,626	2,230,632	24,475,638	5,347,199
United States	4,040,755	381,890	10,364,160	4,571,237
	11,925,381	2,612,522	34,839,798	9,918,436
During the three months ended September 30, 2021, 41.2% (September 30, 2020: 56.3%) of the Group's revenue depended on two customers, 20.9% and 20.4% respectively (September 30, 2020: three customers, 24.5%, 16.9%, and 14.9% respectively).
During the nine months ended September 30, 2021, 10.0% (September 30, 2020: 19.3%) of the Group's revenue depended on one customer (September 30, 2020: one customer).

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020
(Unaudited, in US dollars, except number of shares)

6 - ENTITY-WIDE DISCLOSURES (CONTINUED)

The Group’s non-current assets are allocated to geographic areas as follows:

	September 30, 2021
	Canada	United States	Total
	$	$	$
Property, plant and equipment	10,514,105	3,080,736	13,594,841
Right-of-use assets	7,432,968	3,047,104	10,480,072
Intangible assets	63,502,794	5,482,473	68,985,267
Contract asset	14,043,628	—	14,043,628
	95,493,495	11,610,313	107,103,808

	December 31, 2020
	Canada	United States	Total
	$	$	$
Property, plant and equipment	5,050,367	396,440	5,446,807
Right-of-use assets	5,586,207	1,912,517	7,498,724
Intangible assets	36,615,165	5,475,678	42,090,843
Contract asset	14,327,709	–	14,327,709
	61,579,448	7,784,635	69,364,083
7 - LEASE OBLIGATIONS
Right-of-use assets

	Premises	Rolling stock	Total
	$	$	$
Balance at January 1, 2021	7,353,957	144,767	7,498,724
Additions	4,692,741	143,019	4,835,760
Amortization	(1,738,845)	(56,067)	(1,794,912)
Foreign currency translation adjustment	(57,845)	(1,655)	(59,500)
Balance at September 30, 2021	10,250,008	230,064	10,480,072

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020
(Unaudited, in US dollars, except number of shares)

7 - LEASE OBLIGATIONS (CONTINUED)

	Premises	Rolling stock	Total
	$	$	$
Balance at January 1, 2020	6,371,563	202,401	6,573,964
Additions	2,177,758	19,204	2,196,962
Amortization	(1,366,378)	(77,826)	(1,444,204)
Foreign currency translation adjustment	171,014	988	172,002
Balance at December 31, 2020	7,353,957	144,767	7,498,724
Lease liabilities

$

Balance at January 1, 2021	7,719,108
Additions	4,835,760
Lease payments	(1,659,950)
Foreign exchange gain	24,510
Foreign currency translation adjustment	(61,504)
Balance at September 30, 2021	10,857,924
Current portion	2,372,034
Non-current portion	8,485,890

Balance at January 1, 2020	6,669,787
Additions	2,196,962
Lease payments	(1,327,707)
Foreign currency translation adjustment	180,066
Balance at December 31, 2020	7,719,108
Current portion	1,814,635
Non-current portion	5,904,473

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020
(Unaudited, in US dollars, except number of shares)

8 - FINANCIAL ASSETS AND LIABILITIES
8.1 Categories of financial assets and financial liabilities

The classification of financial instruments is summarized as follows:

	Classifications	September 30, 2021	December 31, 2020
		$	$
FINANCIAL ASSETS Cash	Amortized cost	317,846,724	–
Trade and other receivables	Amortized cost	15,209,548	8,692,439
Incentives from "support program for the deployment of electric school buses" and from "zero-emission truck and bus program" receivable	Amortized cost	5,278,236	5,216,118
Other government assistance receivable	Amortized cost	3,911,422	724,367

FINANCIAL LIABILITIES
Bank overdraft	Amortized cost	–	91,076
Credit facilities	Amortized cost	–	18,209,335
Loans on research and development tax credits and subsidies receivable	Amortized cost	10,512,351	10,433,572
Trade and other payables	Amortized cost	35,947,893	9,413,387
Long-term debt	Amortized cost	2,766,742	26,817,815
Convertible debt instruments	Amortized cost	–	18,866,890
Share warrant obligations	FVTPL	152,461,774	31,549,033
Common shares, retractable	Amortized cost	–	25,855,509
On August 11, 2021, Lion entered into a new credit agreement with a syndicate of lenders represented by National Bank of Canada as administrative agent and collateral agent and including Bank of Montreal and Desjardins Capital Markets (the “Revolving Credit Agreement”). The Revolving Credit Agreement provides for a committed revolving credit facility in the maximum principal amount of $100,000,000. Such credit facility bears interest at a floating rate by reference to the Canadian prime rate or the CDOR rate and/or bankers’ acceptances, if in Canadian dollars, or the U.S. base rate or LIBOR, if in US dollars, as applicable, plus the relevant applicable margin. The obligations under the Revolving Credit Agreement are secured by a first priority security interest, hypothec and lien on substantially all of Lion’s and certain of its subsidiaries’ property and assets (subject to certain

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020
(Unaudited, in US dollars, except number of shares)

8 - FINANCIAL ASSETS AND LIABILITIES (CONTINUED)
8.1 Categories of financial assets and financial liabilities (continued)

exceptions and limitations). The Revolving Credit Agreement includes certain customary affirmative covenants, restrictions and negative covenants on Lion’s and its subsidiaries’ activities, subject to certain exceptions, baskets and thresholds. The Revolving Credit Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Finally, the Revolving Credit Agreement also requires Lion to maintain certain financial ratios which Lion is in compliance with as at September 30, 2021. As at September 30, 2021, no amounts were drawn under the facility.

8.2 Fair value of financial instruments
Current financial instruments that are not measured at fair value on the consolidated statement of financial position are represented by trade and other receivables, incentives from "support program for the deployment of electric school buses" and from "zero-emission truck and bus program" receivable, other government assistance receivable, bank overdraft, credit facilities, loans on research and development tax credits and subsidies receivable and trade and other payables. Their carrying values are considered to be a reasonable approximation of their fair value because of their short-term maturity and / or contractual terms of these instruments.
As of September 30, 2021 and December 31, 2020, the fair value of long-term debt, the convertible debt instruments and the common shares, retractable was based on discounted cash flows and was not materially different from its carrying value because there was no material change in the assumptions used for fair value determination at inception. Therefore, their principal amount approximated their fair value. The long-term debt, convertible debt instruments and common shares, retractable are categorized in Level 2 of the fair value hierarchy.
The fair value of the share warrant obligations was determined as described in Note 9.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020
(Unaudited, in US dollars, except number of shares)

9 - SHARE WARRANT OBLIGATIONS
9.1 Warrants issued to a customer
On July 1, 2020, in connection with the entering into of a master purchase agreement and a work order (collectively, the “MPA”) with Amazon Logistics, Inc., the Company issued a warrant to purchase common shares of the Company (the “Warrant”) to Amazon.com NV Investment Holdings LLC (the “Warrantholder”) which vests, subject to the terms and conditions contained therein, based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on the Group's products or services.
The Group determined that the Warrant is a derivative instrument and should be classified as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments. The vested portion of the Warrant is initially recorded at fair value and then revalued at each reporting date with a corresponding contract asset recognized at inception.

The fair value of the Warrant was determined using the Black-Scholes option pricing model taking into account the following assumptions:

	September 30, 2021	December 31, 2020

Exercise price ($)	5.66	5.66
Share price ($)	12.62	10.00
Volatility (%)	40%	40%
Risk-free interest rate (%)	1.24%	0.69%
Expected warrant life (years)	6.75	7.50

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020
(Unaudited, in US dollars, except number of shares)

9 - SHARE WARRANT OBLIGATIONS (CONTINUED)
9.1 Warrants issued to a customer (continued)

The Group has recognized the following contract asset and share warrant obligation:

	September 30, 2021	December 31, 2020
	$	$
Contract asset
Beginning Balance	14,327,709	13,427,493
Amortization	(284,625)	–
Foreign currency translation adjustment	544	900,216
Ending Balance	14,043,628	14,327,709

Share warrant obligation
Beginning Balance	31,549,033	13,227,703
Fair value adjustment	13,610,958	16,847,470
Foreign currency translation adjustment	(1,323,777)	1,473,860
Ending Balance	43,836,214	31,549,033

9.2 Warrants issued as part of the business combination transaction
Upon completion of the Transaction on May 6, 2021, each outstanding warrant to purchase shares of NGA’s common stock was converted into a warrant to acquire one common share of the Company, at a price of $11.50 per share. A total of 27,111,741 NGA warrants were converted into 27,111,741 warrants of the Company, 15,972,672 of which are publicly traded and 11,139,069 of which are private.
The Group determined that the warrants are derivative instruments and should be classified as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments. The warrants are initially recorded at fair value and then revalued at each reporting date.
Each public warrant entitles the holder to purchase one common share for a price $11.50 per share. The public warrants become exercisable upon the later of (i) 30 days after the completion of a business combination transaction and (ii) 12 months following the NGA IPO date (August 20, 2020) and will expire five years after the completion of the business combination transaction, or earlier upon redemption or liquidation. The Company may redeem the outstanding public warrants after they become exercisable, in whole at a price of $0.01 per public warrant, provided that the last reported

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020
(Unaudited, in US dollars, except number of shares)

9 - SHARE WARRANT OBLIGATIONS (CONTINUED)
9.2 Warrants issued as part of the business combination transaction (continued)

sales price of the Company’s common shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period commencing once the public warrants become exercisable and ending on the third trading day prior to the date on which the Company gives proper notice of such redemption.
The fair value of the public warrants were determined using their market trading price as follows:

	September 30, 2021	May 6, 2021

Warrant price ($)	3.55	6.00
Each private warrant entitles the holder to purchase one common share for a price of $11.50 per share and become exercisable 30 days following the completion of the business combination transaction and will expire five years after the completion of the business combination transaction. The private warrants are not redeemable by the Company so long as they are held by the NGA Sponsor or its permitted transferees. The fair value of the private warrants was determined using the Black-Scholes option pricing model taking into account the following assumptions:

	September 30, 2021	May 6, 2021

Exercise price ($)	11.50	11.50
Share price ($)	12.62	16.17
Volatility (%)	40%	29%
Risk-free interest rate (%)	1.11%	0.91%
Expected warrant life (years)	4.58	5.00

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020
(Unaudited, in US dollars, except number of shares)

9 - SHARE WARRANT OBLIGATIONS (CONTINUED)
9.2 Warrants issued as part of the business combination transaction (continued)
The Group has recognized the following warrant obligations:

	Public warrants	Private warrants	Total
	$	$	$
Beginning balance at May 6, 2021	95,836,032	73,616,827	169,452,859
Fair value adjustment	(36,708,008)	(16,111,534)	(52,819,542)
Foreign currency translation adjustment	(3,967,709)	(4,040,048)	(8,007,757)
Balance at September 30, 2021	55,160,315	53,465,245	108,625,560

10 - SHARE-BASED COMPENSATION
The following table summarizes share-based compensation costs recorded and included in administrative and selling expenses during the three and nine months ended September 30, 2021 and 2020:

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	$	$	$	$
Administrative expenses	4,473,594	25,294,272	52,293,945	25,715,445
Selling expenses	1,522,597	7,557,654	13,707,094	7,672,565
	5,996,191	32,851,926	66,001,039	33,388,010

The following table summarizes share-based compensation liabilities recorded in the condensed interim statements of financial position:

	September 30, 2021	December 31, 2020
	$	$
Share-based compensation liability, current	–	35,573,558
Share-based compensation liability, non-current	–	35,126,025
	–	70,699,583

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020
(Unaudited, in US dollars, except number of shares)

10 - SHARE-BASED COMPENSATION (CONTINUED)
Stock Options
As of May 6, 2021, the cash settlement option in the Company’s stock option plan was removed. As a result, the liability for share-based compensation was re-measured to fair value at May 6, 2021, with changes in fair value recognized in net earnings, and the resulting fair value of $130,276,188 was transferred to contributed surplus within shareholders’ equity (deficiency). The following principal weighted assumptions were used in the Black-Scholes option pricing model to remeasure the share-based compensation liability relating to stock options as at May 6, 2021:

May 6, 2021

Exercise price (CA $)	1.17
Share price (CA $)	19.73
Volatility (%)	40%
Risk-free interest rate (%)	1.40%
Expected option life (years)	7.58

The following table summarizes the average values for the assumptions used in the Black-Scholes option pricing model for the stock option grants during the three and nine months ended September 30, 2021:

	Three months ended September 30, 2021	Nine months ended September 30, 2021

Exercise price (CA$)	15.45	22.31
Share price (CA$)	15.45	22.31
Volatility (%)	40%	40%
Risk-free interest rate (%)	0.98%	1.15%
Expected option life (years)	7.50	7.50

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020
(Unaudited, in US dollars, except number of shares)

10 - SHARE-BASED COMPENSATION (CONTINUED)
Stock Options (continued)

The following table summarizes the information relating to stock options outstanding:
As at September 30, 2021

	Number of stock options	Remaining contractual life (years)	Number of stock options exercisable
Exercise price
CA$0.93 (issued in 2018)	4,967,398	6.19	3,344,239
CA$0.93 (issued in 2019)	4,024,907	8.02	1,352,224
CA$6.90 (issued in 2020)	412,890	8.96	412,890
CA$15.45 (issued in 2021)	26,389	9.90	—
CA$23.02 (issued in 2021)	253,865	9.74	—
	9,685,449		5,109,353

As at December 31, 2020

	Number of stock options	Remaining contractual life (years)	Number of stock options exercisable
Exercise price
CA$0.93 (issued in 2018)	5,902,399	6.86	4,205,458
CA$0.93 (issued in 2019)	4,059,906	8.78	1,014,979
CA$6.90 (issued in 2020)	412,890	9.71	–
	10,375,195		5,220,437
For the three and nine months ended September 30, 2021, 26,389 and 280,254 stock options were issued at a weighted average exercise price of CA$15.45 and CA$22.31, respectively. During the three and nine months ended September 30, 2021, 900,000 and 970,000 stock options were exercised respectively, at a weighted average exercise price of CA$0.93.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020
(Unaudited, in US dollars, except number of shares)

10 - SHARE-BASED COMPENSATION (CONTINUED)
Restricted Share Units
In June 2021, the Company approved a restricted share unit (“RSU”) plan for officers and other key employees of the Group. A RSU represents the right of an individual to receive one common share of the Company on the vesting date without any monetary consideration being paid to the Company. All RSUs vest within a maximum three-year vesting period and they can be settled in cash based on the Company’s share price on the vesting date, or through the delivery of common shares issued from treasury or purchased on the open market, at the Company's option. RSUs are expected to be settled in common shares purchased on the open market. As at September 30, 2021, none of the outstanding RSUs were vested. Compensation cost for RSUs is measured at the fair value of the underlying common share at the grant date and is expensed over the award's vesting period. Compensation expense is recognized in net earnings with a corresponding increase in contributed surplus.
During the three and nine months ended September 30, 2021, 11,653 and 28,798 RSUs were granted at the weighted average exercise price of CA$15.45 and CA$19.96, respectively. All RSUs granted during the three and nine months ended September 30, 2021 remained outstanding as at September 30, 2021, with an average remaining contractual life of approximately 2.5 years as at September 30, 2021.

11 - CONVERTIBLE DEBT INSTRUMENTS

	March 2020 Convertible Loan	September 2020 Convertible Debenture	Total Convertible Debt Instruments	Conversion Option
	$	$	$	$
Balance at January 1, 2021	3,676,252	15,190,638	18,866,890	1,472,520
Accretion expense	483,050	2,020,047	2,503,097	–
Foreign currency translation adjustment	216,480	844,081	1,060,561	–
Repayment	(4,375,782)	(18,054,766)	(22,430,548)	(1,472,520)
Balance at September 30, 2021	–	–	–	–

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020
(Unaudited, in US dollars, except number of shares)

11 - CONVERTIBLE DEBT INSTRUMENTS (CONTINUED)

	March 2020 Convertible Loan	September 2020 Convertible Debenture	Total Convertible Debt Instruments	Conversion Option
	$	$	$	$
Beginning balance	–	–	–	–
Issuance of March 2020 Convertible Loan	3,741,675	–	3,741,675	–
Conversion option of the Convertible Loan – March 2020	(422,940)	–	(422,940)	422,940
Issuance of September 2020 Convertible Debenture	–	15,340,000	15,340,000	–
Conversion option of the Convertible Debenture – September 2020	–	(1,049,580)	(1,049,580)	1,049,580
Accretion expense	278,725	886,250	1,164,975	–
Less: financing fees	(70,376)	(313,131)	(383,507)	–
Foreign currency translation adjustment	149,168	327,099	476,267	–
Ending balance	3,676,252	15,190,638	18,866,890	1,472,520

March 2020 Convertible Loan
In March 2020, the Company completed a financing through the issuance of an unsecured convertible loan (the “March 2020 Convertible Loan”) to Investissement Québec in the principal amount of $3,741,675 (CA$5,000,000). An amount of $70,376 (CA$94,043) in financing fees was incurred as a direct cost in the closing of the financing. This balance was capitalized and netted against the proceeds received from the issuance of the March 2020 Convertible Loan. Since the financial instrument meets the “Fixed for Fixed” criteria under IAS 32 – Financial Instruments: Presentation (“IAS 32”), the conversion option was classified as an equity instrument at the issuance date and was not subsequently remeasured. The debt portion of the March 2020 Convertible Loan was recorded at the estimated fair value of $3,318,735 (CA$4,400,000) using an effective interest rate of 10.76% per annum at the time of issuance with the residual value of $422,940 (CA$600,000) recorded as separate component of equity. On May 6, 2021 the Company repaid the March 2020 Convertible Loan in full (including accreted interest).

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020
(Unaudited, in US dollars, except number of shares)

11 - CONVERTIBLE DEBT INSTRUMENTS (CONTINUED)
September 2020 Convertible Loan
In September 2020, the Company completed a financing through the issuance of an unsecured convertible debenture (the “September 2020 Convertible Debenture”) to Investissement Québec in the principal amount of $15,340,000 (CA$20,000,000). An amount of $313,131 (CA$417,675) in financing fees was incurred as a direct cost in the closing of the financing. This balance was capitalized and netted against the proceeds received from the issuance of the September 2020 Convertible Debenture. Since the financial instrument meets the “Fixed for Fixed” criteria under IAS 32, the conversion option was classified as an equity instrument at the issuance date and is not subsequently remeasured. The debt portion of the September 2020 Convertible Debenture was recorded at the estimated fair value of $14,290,420 (CA$18,600,000) using an effective interest rate of 20.52% per annum at the time of issuance with the residual value of $1,049,580 (CA$1,400,000) recorded as a separate component in equity. On May 6, 2021 the Company repaid the September 2020 Convertible Debenture in full (including accreted interest).

12 - FINANCE COSTS
Finance costs for the reporting periods consist of the following:

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	$	$	$	$
Interest on long-term debt	73,567	200,250	510,311	379,602
Interest on current debt	215,306	241,751	1,668,568	797,609
Interest on lease liabilities	114,618	54,524	304,223	185,476
Interest on convertible debt instruments	—	249,816	2,503,097	351,597
Accretion and revaluation expense on balance of purchase price payable related to the acquisition of the dealership rights	(58,723)	39,611	228,121	449,308
Accretion expense on common shares, retractable	—	1,049,097	2,031,863	3,427,772
Other	(115,274)	3,545	(107,665)	11,753
	229,494	1,838,594	7,138,518	5,603,117

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020
(Unaudited, in US dollars, except number of shares)

13 - EARNINGS PER SHARE

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	$	$	$	$
Net earnings (loss) - basic and diluted	123,012,973	(38,588,074)	(71,591,031)	(45,580,988)
Basic weighted average number of common shares outstanding	189,007,819	110,551,314	152,985,749	110,551,314
Basic earnings (loss) per share	0.65	(0.35)	(0.47)	(0.41)

Basic weighted average number of common shares outstanding	189,007,819	110,551,314	152,985,749	110,551,314
Plus dilutive impact of stock options, RSUs and warrants	15,702,038	—	—	—
Diluted weighted average number of common shares outstanding	204,709,857	110,551,314	152,985,749	110,551,314
Diluted earnings (loss) per share	0.60	(0.35)	(0.47)	(0.41)
Excluded from the above calculation for the three months ended September 30, 2021 are 218,045 stock options (2020 – 2,668,490), and 29,647 RSUs (2020 – nil) which are deemed to be anti-dilutive.

Excluded from the above calculation for the nine months ended September 30, 2021 are 9,685,449 stock options (2020 – 2,668,490), 32,414,252 share warrants (2020 - nil), and 28,798 RSUs (2020 – nil) which represent the outstanding stock options, share warrants and RSUs as of September 30, 2021, which are deemed to be anti-dilutive as they would have the effect of decreasing the loss per share.

The Lion Electric Company
Notes to Condensed Interim Consolidated Financial Statements
As at September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020
(Unaudited, in US dollars, except number of shares)

14 - SUPPLEMENTAL CASH FLOW DISCLOSURE:
The net changes in non-cash working capital items are detailed as follows:

	Three months ended		Nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	$	$	$	$
Inventories	(32,405,121)	(8,044,289)	(52,697,177)	(19,096,633)
Accounts receivable	(5,128,175)	3,795,419	(15,040,396)	9,792,949
Prepaid expenses	(526,256)	363,062	(5,435,590)	(612,565)
Trade and other payables (1)	15,216,862	1,525,940	28,077,531	1,500,791
	(22,842,689)	(2,359,868)	(45,095,632)	(8,415,458)
(1)Includes $1,490,675 of payables related to the acquisition of intangible assets and $84,064 related to the acquisition of property, plant and equipment for the three and nine months ended September 30, 2021.

15 - COVID-19
In March 2020, the decree of a COVID-19 state of pandemic and the numerous measures put in place by the federal, provincial and municipal governments to protect the public, which had impacts on the Group’s operations. This state of pandemic could cause significant changes to the assets or liabilities and / or have a significant impact on future operations.
There continues to be significant uncertainty surrounding the COVID-19 pandemic that had a material negative impact on the global economy in 2020 and will likely continue having a negative impact in 2021 and perhaps beyond. Given the dynamic nature of the pandemic, as demonstrated by the emergence of COVID-19 variants, infection and vaccination rates, and governmental regulations and measures that continue to fluctuate, the extent to which it impacts the Group's future results will depend on unknown future developments and any further impact on the global economy and the markets in which the Group operates and sells its products, including Canada and the United States of America. Accordingly, as of the date of completion of these financial statements, management was not able to assess the short-term financial impact of these events at this time but continues to closely monitor the evolving situation.